LICENSE AGREEMENT

This Agreement made this 24th day of November, 2006 (the “Effective Date”).

AMONG:
MEDICURE INC.,
a corporation under the laws of Manitoba
(hereinafter referred to as “Licensee”)

- and –
-
THE UNIVERSITY OF MANITOBA,
an educational institute under the laws of Manitoba
(hereinafter referred to as “University”)

WHEREAS:

A.

University is the owner, by assignments of certain intellectual property arising from studies by Dr. Naranjan Dhalla (the ‘Principal Investigator”) and Dr. Krishnamurti Dakshinamurti (hereinafter referred to as “Co-Inventor”), both academic staff members of University, on the cardiovascular effects, including, anti-ischemic; antihypertensive and other effects of pyridoxal-5-phosphate (P-5-P) and related compounds, including pyridoxine (vitamin B6), arising from this research, and as funded by Licensee. University is also the owner by assignment, attached hereto as Schedule “B”, of certain intellectual property arising from studies by Dr. James L. Charlton (hereinafter referred to as Dr. James L. Charlton), an academic staff member of University, pursuant to research agreements dated June 25, 1998 and August 30, 1999 relating to studies on the preparation of pyridoxal analogues (collectively the studies of Dr. Dakshinamurti, Dr. Dhalla and Dr. Charlton hereinafter referred to as the “Studies”);

B.

University granted to Genesys Pharma Inc., by license agreement dated August 18, 1997, an exclusive license to research and develop, make, have made, use, promote, sell, market and distribute and to sublicense the right to research and develop, make, have made, use, promote. sell, market and distribute Licensed Products (term defined below), and such license agreement was assigned to Licensee by Novopharm Biotech Inc. (successor to Genesys Pharma Inc.) by assignment dated as of September 26, 1997;

C.

University granted to Licensee, by license agreement dated August 30, 1999, an exclusive license to research and develop, make, have made, use, promote, sell, market and distribute and to sublicense the right to research and develop, make, have made, use, promote. sell, market and distribute Licensed Products;

D.

This Agreement supersedes all previous University’s license agreements with the Licensee and it’s Affiliates (term defined below) with regards to license to research and develop, make, have made, use, promote, sell, market and distribute and to sublicense the right to research and develop, make, have made, use, promote. sell, market and distribute Licensed Products; and

E.	University and Licensee wish to enter into this Agreement to clarify and continue to licensing arrangements between them with respect to the subject matter hereof.

NOW THEREFORE, Licensee and University agree as follows:

ARTICLE 1 - DEFINITIONS

As used in this Agreement, the following terms shall have the following meanings:

1.1

“Affiliate” means any person, joint venture, partnership, corporation, sublicensee, trust, unincorporated organization or other entity which, directly or indirectly, controls, is controlled by, or is under common control with a party to this Agreement.

1.2	“Arm’s Length Party” means a Person with whom Licensee deals at arm’s- length (within the meaning of that term under the Income Tax Act Canada));

1.3	“Confidential Information” has the meaning set out in Section 5.2 below;

1.4	“Combination Product” means any product containing a Licensed Product and one or more other components which do not constitute a Licensed Product.

1.5	“Disclosing Party” has the meaning set out in Section 5.1 below;

1.6

“Documentation” means all appropriate technical and descriptive documentation for the Licensed Products to permit Licensee to further research, develop, make, have made, use, promote, sell, market and distribute Licensed Products without further recourse to University, including but not necessarily limited to trade secrets, research, development and manufacturing data, technical and scientific information and specifications, discoveries, processes, procedures, protocols, formulae, techniques, designs, drawings, data or other valuable technical information necessary to enable a professional having ordinary skills and experience in such area to understand, further develop and modify the Licensed Products;

1.7

“Generally Accepted Accounting Principles” means generally accepted accounting principles as set forth in opinions and pronouncements of the Canadian Institute of Chartered Accountants or in such other statements by such other entity as may be approved by a significant segment of the accounting profession, in each case as the same are applicable to the circumstances as of the relevant date of determination.

1.8

“Improvements” shall mean any modifications, enhancements, improvements or developments upon any of the Intellectual Property Rights, Licensed Products or the Licensed Subject Matter and any and all processes, uses, designs and applications based upon or directly created using the Licensed Products, the Licensed Subject Matter or the Intellectual Property Rights which University either solely or jointly with the Licensee may acquire, discover, develop, create, produce, invent, originate, make, conceive or have rights to, in whole or in part, whether or not such modification, enhancement, improvement or development is patentable, copyrightable or otherwise protected by law or commercially useful or reducible to writing or practice;

1.9

“Intellectual Property Rights” means, collectively, all right, title and interest of University in, to and under the Licensed Subject Matter or any Improvements, including without limitation all Patent Rights, Know-How and all trade-mark, tradename, industrial design, copyright or other industrial, intellectual or proprietary rights therein;

1.10

“Know-How” means, collectively all trade secrets, research, development and manufacturing data, inventions, technical, engineering and scientific information, methods, processes, procedures, techniques, discoveries, protocols, formulas, designs, drawings, specifications and know-how or other information of University arising from the Studies whether or not patentable, copyrightable or otherwise protected by law or commercially useful or reducible to writing or practice, which are not generally known in Licensee’s industry;

1.11

"Licensed Field" means a) the therapeutic use of pyridoxine, pyridoxal-5- phosphate, pyridoxal and pyridoxamine for hypertrophy, congestive heart failure, ischemic reperfusion injury, arrhythmia, hypertension and contractile dysfunction subsequent to myocardial infarction; b) treatment of hypertension in patients receiving at least one NSAIDs with pyridoxine, pyridoxal-5-phosphate, pyridoxal, pyridoxamine and 4-pyridoxic acid; c) the compound and use of 3-acylated analogues of pyridoxal and 3-acylated analogues of pyridoxal-4,5-aminal; claimed in the Patent Rights (described in Schedule C)

1.12

“Licensed Products” means pyridoxine, pyridoxal-5-phosphate, pyridoxal, pyridoxamine, 4-pyridoxic acid, 3-acylated analogues of pyridoxal and 3-acylated analogues of pyridoxal-4,5-aminal,the manufacture, promotion, sale, marketing, distribution or use of which by the Licensee or any Affiliate or sublicensee which, but for the license or sublicense granted under this Agreement, would infringe the Patent Rights

1.13	“Licensed Subject Matter” means inventions, discoveries and processes covered by Patent Rights which are within the Licensed Field.

1.14

“Non-Royalty Sublicense Income” means the net dollar amount of any one time licensing fee actually received by Licensee from a Sublicensee in consideration of the grant by Licensee to such Sublicensee of a license to research and develop, make, have made, use, promote, sell, market or distribute Licensed Products;

1.15	“Litigation” has the meaning set out in Section 2. 1 (c) below;

1.16	“Net Sales” means the gross revenues received by Licensee or Affiliates or Sublicensee from the Sale or use of Licensed Products less the following:

(a) sales and/or use taxes actually paid, import and/or export duties actually paid;
(b) customary trade, quantity, or cash discounts to the extent actually allowed and taken;
(c) outbound transportation prepaid or allowed; and
(d) amounts allowed or credited due to returns (not to exceed the original billing or invoice amount).

Net sales also includes the fair market value of any non-cash consideration received by Licensee or Affiliates or Sublicensee for the sale, lease, or transfer of Licensed Products.

1.17	“Non-Arm’s Length Party” means a Person with whom Licensee does not deal at arm’s-length (within the meaning of that term under the income Tax Act (Canada));

1.18	“Others’ has the meaning set out in Section 5.1 below.

1.19

“Patent Rights” means, collectively, all right, title and interest of University in, to and under any patents, domestic or foreign, arising from or relating to the Studies which may now or hereafter be obtained by University, and any continuation, continuation-in-part, reissue, reexamination, division or patent term extension application or any equivalent thereof (as assigned in Schedule A and B and described in Schedule C),

1.20

“Person” includes any individual, corporation, partnership, firm, joint venture, syndicate, association, trust, government, governmental agency or board or commission or authority, and any other form of entity organization;

1.21	“Recipient’ has the meaning set out in Section 5.1 below;

1.22	“Sale(s)” or “Sold” shall mean any disposition of a Licensed Product for value to a party other than Licensee or a Sublicensee;

1.23	“Studies” has the meaning ascribed thereto in Recital A above; and

1.24

“Sublicensee” means any individual, corporation, partnership or other entity which has a valid sublicense from Licensee to research and develop, make, have made, use, promote, sell, market or distribute Licensed Products.

1.25	“Territory” means worldwide

1.26

“Valid Claim” means a claim of an unexpired, issued patent or pending patent application within the Patent rights which has not been held invalid by a non- appealed or unappealable decision by a court or other appropriate body of competent jurisdiction or a decision of a governmental agency from which no appeal can be taken.

ARTICLE 2 - REPRESENTATIONS WARRANTIES AND COVENANTS OF UNIVERSITY

2.1

To the best of its knowledge, information and belief and after due inquiry, University hereby represents, warrants and covenants to Licensee as follows, and acknowledges that Licensee is relying on such representations, warranties and covenants in connection with entering into this Agreement:

(a)

University is the owner by assignments attached hereto as Schedules “A” and “B” of all of the right, title and interest in and to the Licensed Subject Matter and the Intellectual Property Rights, and has the right to apply for patents on the Licensed Subject Matter and the Intellectual Property Rights, and to grant licenses under such patents and Intellectual Property Rights and University has not granted licenses thereunder to any other person;

(b)

this Agreement has been, and all other agreements and instruments to be executed and delivered by University in connection with the transactions contemplated hereby shall be, executed and delivered by duly authorized officers of University and this Agreement is, and all such other agreements and instruments shall be, legal, valid and binding obligations of University, enforceable in accordance with their respective terms, and neither the execution or the delivery of this Agreement or such other agreements and instruments nor the completion of the transactions respectively contemplated hereby or thereby by University results or will result in the violation of any of the provisions of University’s constating documents or by-laws, any agreement or other instrument to which University is a party or by which University is bound or any applicable law, rule or regulation;

	(c)	no claim, action, suit, proceeding, inquiry, hearing, arbitration, administrative proceeding or investigation (collectively, “Litigation”) is pending or, to the best of University’s knowledge, information and belief, threatened against University affecting, involving or relating to the Licensed Subject Matter or the Intellectual Property Rights. No Litigation has ever been brought against University affecting, involving or relating to the Licensed Subject Matter or the Intellectual Property Rights, and University knows of no facts that could be reasonably expected to serve as the basis for any Litigation affecting, involving or relating to the Licensed Subject Matter or the Intellectual Property Rights;

(d)

the eligibility of any Licensed Subject Matter or the Intellectual Property Rights for protection under applicable copyright law has not been forfeited to the public domain by omission of any required copyright notice or proprietary legend or any other action;

(e)

none of University’s right or interest in any of the Licensed Subject Matter or the Intellectual Property Rights has been granted, transferred or assigned to any Person by University other than pursuant to the terms of this Agreement; and

(f)

University shall, from time to time during the term of this Agreement, disclose to Licensee the existence of and particulars relating to any Improvements and Documentation which may come into its possession and for which is has legal capacity to do so.

ARTICLE 3 - PATENTS

3.1

Licensee shall file applications for patents on Intellectual Property Rights related to the Licensed Subject Matter as mutually agreed between University and Licensee. In the event that University does not wish to have an application for patent protection filed Licensee can proceed on its own. Insofar as Licensee controls the process of filing for patents, Licensee shall pay all costs related to the filing, prosecuting and maintaining, of such patents and shall pay all such future expenses so long as and in such countries as its license remains exclusive. Each of University, Principal Investigator, Co-Inventor and Dr. Charlton hereby acknowledges, covenants and agrees that it has an obligation to cooperate and will provide technical and scientific liaison, information and documentation to assist in the preparation and prosecution of patent applications related to the compounds licensed to Licensee hereunder and in the maintenance of and prosecution of any actions by Licensee with respect to the infringement of any such patents by third parties.

3.2	Subject to Sections 5.2 and 5.3 below, University maintains the right to use the Licensed Subject Matter for research and education purposes.

3.3

Licensee shall use its reasonable efforts to effect introduction of the Licensed Products into the commercial market as soon as practicable, and to keep Licensed Products reasonablely available to the public, consistent with sound and reasonable business practices and judgement.

ARTICLE 4 - LICENSE

4.1

University hereby grants to Licensee an exclusive worldwide royalty-bearing license under its Patent Rights and Intellectual Property Rights to research and develop, make, have made, use, promote, sell, market and distribute Licensed Products during the term of this Agreement. These rights include the right to apply for and/or acquire world-wide Patent Rights on behalf of University.

4.2

Licensee shall have the further right to grant sublicenses to third parties worldwide to research and develop, make, have made, use, promote, sell, market and distribute Licensed Products. Such sublicenses shall be consistent with this Agreement provided that Licensee shall be responsible for the operations of its Sublicensees relevant to this Agreement as if such operations were carried out by Licensee. Licensee further agrees to deliver to University a true and correct copy of each sublicense granted by Licensee, and any modification or termination thereof, within thirty (30) days after execution, modification or termination.

4.3

During the term of this Agreement, University shall have no right to make, have made, use, promote, sell, market or distribute Licensed Products or to grant to any person the right to do the same; provided, however, that, except for the provisions of Sections 5.1, 5.2 and 5.3 below, nothing in this Agreement shall prohibit University from making or using Licensed Products in connection with its research and teaching, programs, and University hereby covenants and agrees to keep this use internal to University.

ARTICLE 5 - CONFIDENTIALITY

5.1

Licensee and University acknowledge and agree that, in order to properly accomplish the goals of this Agreement, they will need to disclose Confidential Information to each other. However, acknowledging that such information is valuable and proprietary, each of Licensee and University hereby covenants and agrees that, except as either of them (hereinafter the “Disclosing Party’) may otherwise consent in writing, during the term of this agreement and thereafter neither of them (hereinafter the “Recipient”) nor any of its officers, directors, shareholders, employees, consultants or agents (collectively, “Others’) shall use or directly or indirectly publish or otherwise disclose at any time any Confidential Information. All Confidential Information shall remain the Disclosing Party’s exclusive property and all rights to the Confidential Information shall be held in trust by the Recipient for the Disclosing Party’s benefit. Unless and until expressly authorized in writing to do so by the Disclosing Party, the Recipient shall not deal with, use or disclose Confidential Information for any purpose not directly related to the terms of this Agreement, and the Recipient shall disclose Confidential Information only to those persons who have a “need to know” Confidential Information for the purposes of the Recipient effectively performing the terms of this Agreement, it being understood that such persons shall be informed of the confidential nature of the Confidential Information and shall be directed to treat such Confidential Information confidentially, The Recipient shall be responsible for any breach of the provisions of this Section 5.1 by Others.

5.2

All used herein, the term “Confidential Information” shall mean all materials, ideas, financial data, pricing, profit or cost information, policies, business plans, personal information, customer lists, trade secrets, Documentation or other data or information relating to the Disclosing Party, or any persons with whom it is affiliated, associated or related or has business dealings, which would reasonably be considered confidential to the Disclosing Party or such persons and the disclosure of any of which to the general public or to competitors of the Disclosing Party or such persons could be detrimental to the best interests of the Disclosing Party or such persons; provided, however, that Confidential Information shall not include information which:

(a)

is already in the possession of, or information already known to, the Recipient before its disclosure by the Disclosing Party, as shown by written documentation or other tangible evidence sufficient to establish such knowledge;

	(b)	is in the public domain at the time of disclosure, or which after such disclosure enters into the public domain though no fault of the Recipient;

(c)

is lawfully obtained by the Recipient from a third party or parties without breach of this Agreement by the Recipient, as shown by written documentation or other tangible evidence sufficient to establish the third party as a source of the Information;

	(d)	the Recipient can demonstrate was developed by it independently of the information received from the Disclosing Party;

(e)

must necessarily be disclosed to regulatory authorities or agencies in support of Licensee’s applications to market a Licensed Product, or otherwise to clinicians or others in connection with the filing of such applications, or as reasonable necessary for purposes of marketing a Licensed Product;

(f)

must necessarily be disclosed by the Recipient to financial institutions or other funding sources in order to obtain financial assistance, provided that such entities agree to keep the information confidential; or

(g)	must necessarily be disclosed by University in order to file patent applications with respect to inventions hereunder.

5.3

University shall be entitled to publish or present the general scientific findings from research related to the Studies in accordance with the provisions of this Section 5.3, provided that such right shall not extend to any trade secrets or Confidential Information. At least thirty (30) days prior to submitting a manuscript to a publisher or other outside persons (i.e.. a reviewer(s)) or prior to any public presentation, a copy the manuscript or presentation (a “Publication”) will be provided to Licensee for review, Licensee will either: (i) approve said Publication by written notice to University or approve by failing to respond within twenty-one (21) days of receipt of said Publication; or (ii) notify University by written notice of its concerns regarding said Publication within twenty-one (21) days of receipt of said Publication and thereafter University and Licensee will forthwith attempt to mutually agree on appropriate revisions to conform said Publication to the satisfaction of Licensee, thereby allowing immediate publication by University. If University and Licensee cannot mutually agree on mutually acceptable revisions within thirty (30) days of receipt of notice of Licensee’s concerns regarding said Publication, University will not publish said Publication for a period of six (6) months from the date of University’s receipt of Licensee’s concerns regarding said Publication. However, following the expiration of said six (6) month period, University and Licensee agree that University shall be allowed to publish said Publication regardless of whether or not said Publication has been revised to the fill satisfaction of Licensee. Each of University, Principal Investigator, Co-Inventor and Dr. Charlton hereby acknowledges and agrees that it shall not be entitled to publish or present the general scientific findings from research related to the Studies except as specifically provided in this Section 5.3.

ARTICLE 6 - PAYMENTS, RESEARCH AND REPORTS

6.1	Upon execution of this Agreement, the continued development and cost of development of the Intellectual Property Rights shall be the sole responsibility of Licensee.

6.2	In consideration of the licenses granted herein, Licensee shall pay University the following royalties:

	(a)	a royalty equal to three percent (3%) of Net Sales of Licensee or any Sublicensee which is a Non-Arms Length Party;

	(b)	without duplicating any other royalties payable to University in respect of the Net Sales of a Sublicensee, a royalty equal to three percent (3%) of Net Sales of any Sublicensee where:

(1) such Sublicensee is an Arms’ Length Party; and

	(2)	the royalty received by Licensee from such Sublicensee is at least equal to ten percent (10%) of the Net Sales of such Sublicensee; and

(c)

without duplicating any other royalties payable to University in respect of the Net Sales of a Sublicensee, a royalty equal to thirty percent (30%) of the royalty actually received by Licensee from any Sublicensee where:

	(1)	such Sublicensee is an Arms’ Length Party; and

	(2)	the royalty received by Licensee from such Sublicensee is less than ten percent (10%) of the Net Sales of such Sublicensee; and

(d)	a royalty equal to three percent (3%) of any Non-Royalty Sublicense Income received by Licensee from a Sublicensee;

(e)	a non-refundable license fee in the sum of $10,000(ten thousand dollars) upon execution of this Agreement; and

(f)

A minimum annual royalty of $15,000 (fifteen thousand dollars) due and payable on each anniversary of the Effective Date of this Agreement, commencing on the first anniversary and creditable against royalties due under 6.2 (a-d) for that year.

Such royalty shall be due for the calendar quarter in which the Licensed Product is delivered. With respect to a Combination Product, Net Sales shall be determined by multiplying the Net Sales for each such Combination Product by a fraction, the numerator of which shall be the established market price for the Licensed Product(s) contained in the Combination Product and the denominator of which shall be the sum of the established market prices for the Licensed Product(s) plus the established market prices for the other components contained in the Combination Product. When such separate market prices are not established in a country in the Territory, then the parties shall negotiate in good faith to determine a fair and equitable method of calculating Net Sales in that country for the Combination Product in question.

6.3

Stacking Royalties: To avoid the stacking of royalties that might result if other parties are entitled to royalties from Licensee for Net Sales on the same Licensed Product, if Licensee has obtained or obtains, from any third party any licenses and/or sublicenses for patent rights in order to practice the Patent rights or in order to develop, make, have made, use, offer for sale, sell, import, or provide Licensed Products, then Licensee shall be entitled to credit up to fifty percent (50%) of any actual payments of additional running royalties to such third parties, if any, on Licensed Products against running royalties due hereunder for the Licensed Products in the appertaining country(ies) during the applicable royalty period; provided, however, that, notwithstanding the foregoing, in no event shall the amount payable to University as running royalties on Net Sales of Licensed Products by Licensee, any Affiliate or any sublicense or sub-sublicensee, as the case may be, be reduced to less than one and one-half percent (1.5%) of Net Sales for the subject Licensed Products in any country(ies) during the applicable time period.

6.4

Termination of Payment Obligation: Upon the abandonment, expiration or invalidity and unenforceability of any claims under the Patent rights practiced by a Licensed Product in a particular country, the obligation to pay running royalties with respect to Net Sales on such Licensed Product within such country shall terminate. In the event there are no Patent rights issued or pending covering the particular Licensed Product sold in any country in the Territory, or in the event that a Licensed Patent exists in such country and is subsequently declared invalid in whole or in part by a court of competent jurisdiction such that such Licensed Patent offers no protection to the Licensed Products being sold, no royalty shall be payable on Net Sales of Licensed Products in such country.

6.5

During the term of this Agreement and for five (5) years thereafter, Licensee shall keep complete and accurate records of its and its Sublicensees Sales of Licensed Products under the license granted in this Agreement in sufficient detail to enable the royalties payable hereunder to be determined. Licensee shall permit University or its representatives, at University’s expense, to periodically examine its books, ledgers and records during regular business hours for the purpose of and to the extent necessary to verify any report required under this Agreement. In the event that the amount of the royalty due exceeds the amount of the royalty actually paid by five percent (5%) or more, Licensee shall pay the cost of such examination.

6.6

Within ninety (90) days after the last day of each calendar year of this Agreement, Licensee shall provide University with a report on the progress in research and development, regulatory approvals, manufacturing and marketing during such calendar year, as well as plans for the coming calendar year, which report shall be in sufficient detail to evaluate Licensee’s compliance with the terms of this ARTICLE 6 and Section 3.3 above.

6.7

All amounts payable hereunder by Licensee shall be payable in Canadian funds. Where the gross price is stated in any other currency, conversion into Canadian dollars shall be calculated at the rate of exchange quoted by The Canadian Imperial Bank of Commerce on the last day of the six-month period in respect of which payment is due.

ARTICLE 7 - TERM AND TERMINATION

7.1	The term of this Agreement shall commence on the Effective Date and shall terminate:

(a)	if a patent or patents, domestic or foreign, is obtained prior to commercialization of a Licensed Product, the expiration date of the last to expire of any patents covered by the Patent Rights.

7.2	This Agreement will earlier terminate:

(a)

automatically if Licensee shall become bankrupt or insolvent and/or if the business of Licensee shall be placed in the hands of a receiver, assignee, or. trustee, whether by voluntary act of Licensee or otherwise; or

(b)

upon ninety (90) days’ written notice if Licensee shall breach or default in any obligation under this License Agreement; provided, however, Licensee may avoid such termination if before the end of such period Licensee notifies University that such breach has been cured and states the manner of such cure, and upon any such termination pursuant to this Section 7.2, all right, title and interest of Licensee in and to the Intellectual Property Rights will be transferred to University, without further conditions or consideration.

7.3

Upon termination of this Agreement for any cause, nothing herein shall be construed to release either party of any obligation matured prior to the effective date of such termination. Licensee shall have the right to sell all Licensed Products and parts therefor that it may have on hand at the date of termination, provided that it pays earned royalties thereon as provided in this Agreement.

7.4	Upon termination under Section 7.1 all right, title and interest of University in and to the Intellectual Property Rights will be transferred to Licensee, without further conditions or consideration.

7.5

The Licensee and University acknowledge and agree that any modifications, enhancements, improvements or developments upon any of the Intellectual Property Rights, Licensed Products or the Licensed Subject Matter and any all processes, uses, designs, and applications based upon or directly created using the Licensed Products, the Licensed Subject Matter or the Intellectual Property Rights which has been or which will be made or conceived by University, in the course of the Studies, shall be the sole and exclusive property of University and included in the definition of Improvements hereunder. University shall promptly and fully disclose to the Licensee in writing any of the Improvements from time to time. To the extent that the Improvements constitute patentable subject matter, the Licensee shall prepare, file and prosecute, in the name of University and at the Licensee’s expense, applications for such patents in all countries where either of University or the Licensee has filed patent applications in respect of the Patent Rights. The Licensee and University acknowledge and agree that any modifications, enhancements, improvements or developments upon any of the Intellectual Property Rights, Licensed Products or the Licensed Subject Matter and any all processes, uses, designs, and applications based upon or directly created using the Licensed Products, the Licensed Subject Matter or the Intellectual Property Rights which has been or which will be made or conceived by the Licensee shall be the sole and exclusive property of the Licensee.

ARTICLE 8 - INFRINGEMENT

8.

1 Licensee shall have the right of enforcing, at its expense any Intellectual Property Rights exclusively licensed hereunder against infringement by third parties and shall be entitled to retain any recovery from such enforcement. Licensee shall pay University a royalty equal to three percent (3%) of any monetary recovery as to the extent that such monetary recovery by Licensee exceeds its expenses.

8.2

In any suit or dispute involving an infringer, University shall cooperate fully and upon the request and at the expense of Licensee. University shall make available to Licensee all relevant records, papers, information, samples, specimens, and the like which may be relevant and in its possession.

ARTICLE 9 - ASSIGNMENT

9.1

Licensee shall be entitled at any time, upon giving not less than seven (7) working days prior notice to University, to assign this Agreement and, in such case, such assignee shall have and may exercise all the rights, and shall assume all of the obligations, of Licensee under this Agreement, and any reference to Licensee in this Agreement shall in such case be deemed to refer to such assignee, provided that in any such case University and Licensee and such assignee shall execute an agreement confirming such assignment and such assumption of obligations. Except as hereinbefore provided, neither this Agreement nor any rights or obligations hereunder shall be assignable by any party without the prior written consent of each of the other parties. Subject thereto, this Agreement shall enure to the benefit of and be binding upon the parties and their respective successors (including any successor by reason of amalgamation of any party) and permitted assigns.

ARTICLE 10 - INDEMNIFICATION

10.1

Subject to Section 10.2 below, Licensee shall indemnify and hold University harmless from and against any and all liability for injury to persons or property occasioned wholly or in part by any Licensed Product or by any act or omission of Licensee, its Sublicensees, agents or employees, including any and all expense, legal or otherwise, reasonably incurred by University in the defense of any claim or suit arising out of the use by Licensee of the Intellectual Property Rights provided hereunder.

10.2

Notwithstanding section 10.1 above, Licensee shall not in any way be liable or responsible for any special, incidental or consequential losses or damages in any way arising from or otherwise related to the use by Licensee of the Intellectual

Property Rights provided hereunder, even if Licensee has been advised of the possibility a1 any such losses or damages, and in no event shall Licensee’s liability to indemnify University pursuant to the terms of this Article 10 exceed the amount or amounts, if any, recovered by Licensee pursuant to Section 10.3 below in respect of any such loss or damage.

10.3

Licensee agrees to maintain for as long as University considers necessary, comprehensive general liability and product liability insurance in an inclusive amount per occurrence of not less than two million dollars ($2,000,000.00) to cover claims for injury and damage arising out of the use by Licensee of the Intellectual Property Rights provided hereunder. University may at its option require Licensee to name University as a co-insured on such insurance.

10.4

University shall indemnify and hold harmless Licensee against any and all liability, suits, claims, losses, damages and judgments, and shall pay all costs (including reasonable legal fees) and damages to the extent that such liability, costs or damages arise from any incorrectness in or breach of any representation or warranty of University contained herein.

ARTICLE 11 - GENERAL

11.1

This Agreement constitutes the entire and only agreement between the parties related to the Licensed Subject Matter hereof (other than the research agreements between University and Licensee dated June 25, 1998 and August 30, 1999), and all prior negotiations, representations, agreements, and understandings with request thereof are superseded hereby, including, without limitation, the license agreement between Genesys Pharma Inc. and University dated August 18, 1997 and the license agreement between Licensee and University dated August 30, 1999. No agreements altering or supplementing the terms hereof may be made except by means of written documents signed by the duly authorized representatives of the parties.

11.2

All notices, requests or other communications required or permitted to be given hereunder for the purposes hereof to either party shall be in writing and shall be sufficiently given if delivered personally, or sent by first class pre-paid registered mail or if transmitted by telecopier, telex or other form of recorded communication tested prior to transmission to such party and addressed as follows:

in the case of University:

Vice-President (Administration)
Room 202, Administration Building
The University of Manitoba
Winnipeg, Manitoba R3T 2N2
Fax: (204) 261-1318

- with a copy to-

Technology Transfer Office
Office of the Vice-President (Research)
651 Drake Centre
Winnipeg, Manitoba R3T 5V4

Attention: Garold G. Breit
Executive Director

Fax: (204) 261-3475

or, in the case of Licensee to:

Medicure Inc.
4-1200 Waverley Street
Winnipeg, Manitoba
CANADA R3T 0P4

Attention: Albert D. Friesen, Ph.D.
President & CEO

Fax: (204) 488-9823

or such other addresses as may be given from time to time under the terms of this notice provision. My notice delivered to the party to whom it is addressed as hereinbefore provided shall be deemed to have been given and received on the day it is so delivered at such address, provided that if such day is not a business day then the notice shall be deemed to have been given and received on the business day next following such date. My notice mailed as aforesaid shall be deemed to have been given and received three (3) business days following the date of its mailing, provided that during any period of mail disruption, notice shall be delivered personally or transmitted by telecopier, telex or other form of recorded communication. My notice transmitted by telecopier, telex or other form of recorded communication shall be deemed to have been given and received on the first business day after its transmission. Either party may change any particulars of its address by notice to the other party in the manner aforesaid.

11.3

This Agreement shall be construed in accordance with and governed by the laws of the Province of Manitoba and the laws of Canada applicable therein, and shall be treated, in all respects, as a Manitoba contract.

11.4	Failure of University to enforce a right under this Agreement shall not act as a waiver of that right or of the ability to later assert that right relative to the particular situation involved.

11.5	Headings included therein are for convenience only and shall not be used to construe this Agreement.

11.6

If any provision of this Agreement shall be invalid or unenforceable, either in its entirety or by virtue of its scope or application to given circumstances, such provision shall be deemed modified to the extent necessary to render the same valid, or as not applicable to such given circumstances, or to be excised from this Agreement entirely, as the situation may require, and this Agreement shall be construed and enforced as if such provision had been included herein as so modified in scope or application, or had not been included herein, as the case may be, it being the stated intention of the parties that had they known of such invalidity or unenforceability at the time of entering into this Agreement, they would have nevertheless contracted upon the terms contained herein, either excluding such provision, or including such provision only to the maximum scope and application permitted bylaw, as the case may be. In the event such total or partial invalidity or unenforceability of any provision of this Agreement exists only with respect to the laws of a particular jurisdiction, this Section 11.6 shall operate upon such provision only to the extent that the laws of such jurisdiction are applicable to such provision.

11.7

Each of the parties upon the request of the other party shall do, execute, acknowledge and deliver or cause to be done, executed, acknowledged or delivered all such further acts, deeds, documents, instruments, assignments, transfers, conveyances, powers of attorney and assurances as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions.

IN WITNESS WHEREOF, the parties have caused their duly authorized representatives to execute this Agreement as of the date and year first above written.

THE UNIVERSITY OF MANITOBA	MEDICURE INC.

By:	By:
/s/ Deborah McCallum	/s/ Albert D. Friesen
Vice-President (Administration)	President & CEO

Date: December 21, 2006	Date: November 24, 2006

By:
/s/ Derek Reimer
Chief Financial Officer

Date: November 24, 2006